

September 27, 2013

Via E-mail
Paul A. Scoff
Vice President, General Counsel and Secretary
Sprague Resources LP
c/o Sprague Energy Corp.
Two International Drive, Suite 200
Portsmouth, New Hampshire 03801

Re: **Sprague Resources LP**
        Amendment No. 7 to Registration Statement on Form S-1
        Filed September 24, 2013
        File No. 333-175826

Dear Mr. Scoff:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 7 to Registration Statement on Form S-1

Prospectus Summary, page 1

The Formation Transactions, page 10

1.   We note your revised disclosure in this section. Please address the following:

- In the third bulleted item in this section, you make reference to "Sprague." Please revise your filing to clarify the relevant Sprague entity.

- Please revise to clarify the amount of the "combination of accounts receivable and cash" that would be distributed by Sprague Operating Resources LLC.

- Please revise to disclose in this section the amount of "other long-term debt" that will be distributed by Sprague Operating Resources LLC. We note that you had included such disclosure in the prior amendment.

Non-GAAP Financial Measures, page 23

2. We note the revisions to your filing in response to comment 2 in our letter dated September 11, 2013. We also note you have provided disclosure of unrealized hedging gains and losses in other sections of your filing. For example, we note reference is made as part of management's discussion and analysis, such as the disclosure on page 85 addressing the impact of unrealized gains and losses on inventory and natural gas transportation contracts on adjusted gross margin and adjusted EBITDA. As another example, we note the presentation of unrealized hedging gains and losses as part of footnote 15 to your financial statements. Please tell us whether the measure of unrealized hedging gains and losses that you have presented is an amount calculated in accordance with U.S. GAAP. In addition, please explain to us why you believe presentations based solely on total net GAAP gain or loss and/or total net proceeds, as may be relevant to the circumstances of a particular presentation, would not be preferable.

Capitalization, page 50

3. Please reconcile the amount of partnership pro forma capital leases with the pro forma presentation on page F-3.

Dilution, page 51

4. Please provide us with the components of the calculation of your net tangible book value and the associated per unit amount.

Our Cash Distribution Policy and Restrictions on Distributions, page 52

Assumptions and Considerations, page 61

5. Please update your table on page 65 to reflect the most recently available NYMEX forward prices and revise your filing accordingly, or tell us why you do not believe such update is necessary. Please refer to prior comment 3 from our letter dated November 30, 2011.

Sprague Operating Resources LLC (Predecessor)

Notes to Unaudited Pro Forma Consolidated Financial Statements, page F-6

Note 3. Pro Forma Net Income Per Unit, page F-9

6.   We note from the disclosure regarding your application of SAB Topic 1B.3 that pro forma earnings per share will be calculated based upon the dividends of $40.0 million paid during the current year. However, it appears your calculation should also include dividends paid subsequent to December 31, 2012 (i.e., the $17.5 million dividend paid in September 2013). Please revise your disclosure and calculation as necessary.

Consolidated Balance Sheets, page F-10

7.   We note your presentation of a pro forma balance sheet to reflect the dividend distribution accrual of $17.5 million presented alongside the historical balance sheet in the filing. Please revise to present a separate line item for the distribution accrual.

Exhibits

8.   Please file the schedules to the Contribution, Conveyance and Assumption Agreement filed as Exhibit 10.2. Similarly, please file Exhibit A to the Terminal Operating Agreement filed as Exhibit 10.6.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Adorys Velazquez
        Vinson & Elkins LLP